UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _______)


                              Frederick Brewing Co.
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                                (Name of Issuer)

                    Common Stock, par value $.0004 per share
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                         (Title of Class of Securities)

                                   355673-10-4
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                                 (CUSIP Number)


                     Snyder International Brewing Group, LLC
                               1101 Center Street
                              Cleveland, Ohio 44113


                                 with a copy to:


                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 24, 1999
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. /_/

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)


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Cusip No. 355673-10-4                                          Page 2 of 7 Pages

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Snyder International Brewing Group, LLC
                  I.R.S. Identification No. 34-1899781
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         2.       Check the Appropriate Box if a Member of a Group*
                                                        (a) [ ]
                                                        (b) [ ] [check this box]
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         3.       SEC Use Only
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         4.       Source of Funds*
                           WC
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)         [ ]
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         6.       Citizenship or Place of Organization
                  State of Ohio
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Number of         7.      Sole Voting Power:  4,447,104 shares of common stock,
Shares Bene-                                  par value of $.0004 per share
ficially Owned    --------------------------------------------------------------
by Each           8.      Shared Voting Power: 2,155,140 shares of common stock,
                                               par alue of $.0004 per share**
Reporting         --------------------------------------------------------------
Person With       9.      Sole Dispositive Power:  4,447,104 shares of common
                                                    stock, par value of $.0004
                                                    per share
                  --------------------------------------------------------------
                  10.     Shared Dispositive Power:  None
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         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person: 4,447,104 shares of common stock, par value of
                          $.0004 per share
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares*:  [ ]
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         13.      Percent of Class Represented by Amount in Row (11): 51%
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         14.      Type of Reporting Person*
                           OO
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* SEE INSTRUCTIONS BEFORE FILLING OUT!
** SIBG also entered into a Restructuring Agreement (the "Restructuring Agreement"), dated as of the Closing Date (as defined below in Item 4), with Austost Anstalt Schaan, Balmore Funds S.A., Ron S. Williams, Sr., Ron Williams, Jr., Dean Dowda, Fred Lenz, World Capital Funding, LLC, The Augustine Fund, L.P., Jimmy Dean, Congregation Beth Moredechai, Bertek, Inc. and Frederick Brewing Co. (the "Company"). Pursuant to the Restructuring Agreement, the holders (the "Preferred Shareholders") of the Company's Series F Convertible Preferred Stock, par value $.01 per share, and Series G Convertible Preferred Stock, par value $.01 per share, converted their Series F and G Preferred Stock into Company Common Stock (as defined below in Item 1) and the holders of the 10% Convertible Notes, dated June 7, 1999, issued by the Company, in the original principal amount of $500,000, were paid in full (the "Restructuring Transaction"). Pursuant to Section 9.5 of the Restructuring Agreement, from and after the Closing Date and including the second anniversary of the Closing Date, the Preferred Shareholders have granted to SIBG an irrevocable proxy to vote all of the shares of Company Common Stock then owned or controlled by the Preferred Shareholders, at any meeting of the shareholders of the Company, however called, in favor of any proposal to (i) approve a merger or other business combination between or involving SIBG and the Company which (A) shall be on commercially reasonable terms and (B) shall result in the Company remaining a reporting company under the Securities Exchange Act of 1934, as amended, or (ii) increase the number of authorized shares of the Company. After giving effect to the Transaction and the Restructuring Transaction, the Preferred Shareholders owned in the aggregate approximately 2,155,140 shares of Company Common Stock.

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


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.0004 par value per share (the "Company Common Stock") of Frederick Brewing Co., a Maryland corporation (the "Company"). The principal office of the Company is at 4607 Wedgewood Boulevard, Frederick, Maryland 21703.

ITEM 2. IDENTITY AND BACKGROUND

Snyder International Brewing Group, LLC

         The name of the person filing this statement is Snyder International Brewing Group, LLC ("SIBG"). Its state of organization is Ohio. Its principal business is the ownership and operation of breweries that manufacture, package and sell malt and non-malt based beverages. The address of its principal office is 1101 Center Street, Cleveland, Ohio 44113. The Board of Managers of SIBG is comprised of C. David Snyder, Christopher J. Livingston and Dale W. Bainbridge. SIBG's executive officers are Messrs. Snyder and Livingston, Stephan Danckers, James Gehrig, James Kraynik and Beverly Pressnall.

(a) - (d) and (f) C. David Snyder, Member of SIBG

         Mr. Snyder's business address is 1101 Center Street, Cleveland, OH 44113. He is principally engaged in serving as the Chief Executive Officer and Chairman of the Board of the Company, SIBG and Crooked River Brewing Company, LLC, an Ohio limited liability company ("CRB"). The principal business address where such services are performed is 1101 Center Street, Cleveland, OH 44113. Mr. Snyder is a citizen of the United States.

(a) - (d) and (f) Christopher J. Livingston, Member of SIBG

         Mr. Livingston's business address is 1101 Center Street, Cleveland, OH 44113. He is principally engaged in serving as the President and as a director of the Company, SIBG and CRB. The principal business address where such services are performed is 1101 Center Street, Cleveland, OH 44113. Mr. Livingston is a citizen of the United States.


(a) - (d) and (f) Stephan Danckers, Member of SIBG

         Mr. Danckers' business address is 1101 Center Street, Cleveland, OH 44113. He is principally engaged in serving as the brewmaster of CRB and as an officer of SIBG and CRB. The principal business address where such services are performed is 1101 Center Street, Cleveland, OH 44113. Mr. Danckers is a citizen of the United States.


(a) - (d) and (f) William R. Bohl, Member of SIBG

         Mr. Bohl's business address is 1730 West 25th Street, Cleveland, OH 44113. He is principally engaged as a medical doctor at Lutheran Medical Center. The principal address of Lutheran Medical Center is Medical Office Building, 1730 West 25th Street, Cleveland, OH 44113. Mr. Bohl is a citizen of the United States.


(d) - (e) SIBG, C. David Snyder, Christopher Livingston, Stephan Danckers and Dr. William Bohl.

         Neither SIBG nor any member of SIBG, during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations

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


         of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of the funds is the members of SIBG. SIBG paid $2,000,000 in cash to the Company in consideration for the purchase of the Shares and Warrants (as defined below in Item 4).

ITEM 4. PURPOSE OF TRANSACTION.

SIBG entered into an Investment Agreement with the Company (the "Investment Agreement"), dated August 24, 1999 (the "Closing Date"), whereby SIBG purchased 4,447,104 shares of Company Common Stock (the "Shares") and warrants to purchase shares of Company Common Stock (the "Warrants") (the "Transaction"). The Warrants, which have an exercise price of $.01 per share, become exercisable solely in the event that any warrants, options or convertible securities of the Company outstanding on the Closing Date are exercised or converted after the Closing Date. In consideration of the sale of the Shares and the Warrants, SIBG paid an aggregate cash purchase price to the Company of $2,000,000. After giving effect to the Transaction, SIBG owns approximately 51% of the outstanding shares of Company Common Stock.

SIBG's purpose for engaging in the Transaction was to enable SIBG to obtain a majority ownership interest in the Company, thereby becoming entitled to all the benefits that result from such ownership. Such benefits include management and investment discretion with regard to future conduct of the business of the Company, the benefits of profits generated by the operations of the Company and any increase in the Company's value. Similarly, SIBG also will bear the risk of any decrease in the value of the Company.

(a) SIBG may acquire additional shares or, upon compliance with applicable securities laws, may dispose of any additional shares and/or the Shares at any time in the open market or otherwise.

(b) SIBG also may propose a merger or other business combination between or involving SIBG and the Company whereby SIBG would merge into the Company and the Company would be the surviving corporation.

(c) In connection with the Transaction, (i) the size of the Board of Directors of the Company (the "Board") was increased to ten, (ii) SIBG designated and the Board appointed C. David Snyder, Dale W. Bainbridge, Christopher J. Livingston and David Stith as new directors to fill the vacancies created by the increase in the size of the Board, (iii) Nicholas P. Foris, Carl H. Hildebrand, Kevin E. Brannon, Marjorie A. McGinnis and Maribeth Visco resigned as directors of the Company, effective as of the Closing Date, and (iv) the size of the Board was reduced subsequently to five. The size of the Board may be increased and additional directors may be appointed to the Board in the future.

(d) Not applicable.

(e) After giving effect to the Transaction and the Restructuring Transaction (as defined below in Item 5(b)), the number of outstanding Shares of Company Common Stock increased to 8,596,211 shares. After giving effect to the Transaction and the Restructuring Transaction, all shares of the Series F and G Preferred Stock (as defined below in Item 5(b)) were converted to Company Common Stock and are no longer outstanding.

(f) Effective as of the Closing Date, Kevin E. Brannon and Marjorie A. McGinnis, co-founders of the Company, resigned from their respective positions as Chief Executive Officer and President of the Company and as directors of the Company.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable

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


(j)  Not applicable

Although the foregoing represents the range of activities recently taken and presently contemplated by SIBG with respect to the Company, it should be noted that the possible range of activities of SIBG is subject to change at any time. Except as set forth above, SIBG does not have any plans or proposals that related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) SIBG is the beneficial owner of 4,447,104 shares of Company Common Stock. Such shares constitute approximately 51% of the outstanding shares of Company Common Stock. None of Messrs. Snyder, Livingston, Danckers or Bohl beneficially own any shares of Company Common Stock.

(b) SIBG has the sole power to vote or direct the vote of, or dispose or direct the disposition of, 4,447,104 shares of Company Common Stock. None of Messrs. Snyder, Livingston, Danckers and Bohl have sole or shared power to vote or dispose of any shares of Company Common Stock.

In connection with the Transaction, SIBG also entered into a Restructuring Agreement (the "Restructuring Agreement"), dated as of the Closing Date, with Austost Anstalt Schaan, Balmore Funds S.A., Ron S. Williams, Sr., Ron Williams, Jr., Dean Dowda, Fred Lenz, World Capital Funding, LLC, The Augustine Fund, L.P., Jimmy Dean, Congregation Beth Moredechai, Bertek, Inc. and the Company. Pursuant to the Restructuring Agreement, the holders (the "Preferred Shareholders") of the Company's Series F Convertible Preferred Stock, par value $.01 per share, and Series G Convertible Preferred Stock, par value $.01 per share (collectively, the "Series F and G Preferred Stock"), converted their Series F and G Preferred Stock into Company Common Stock and the holders (the "Note Holders") of the 10% Convertible Notes, dated June 7, 1999, issued by the Company, in the original principal amount of $500,000, were paid in full (the "Restructuring Transaction"). Pursuant to Section 9.5 of the Restructuring Agreement, from and after the Closing Date and including the second anniversary of the Closing Date, the Preferred Shareholders have granted to SIBG an irrevocable proxy to vote all of the shares of Company Common Stock then owned or controlled by the Preferred Shareholders, at any meeting of the shareholders of the Company, however called, in favor of any proposal to (i) approve a merger or other business combination between or involving SIBG and the Company which
(A) shall be on commercially reasonable terms and (B) shall result in the Company remaining a reporting company under the Securities Exchange Act of 1934, as amended, or (ii) increase the number of authorized shares of the Company. After giving effect to the Transaction and the Restructuring Transaction, the Preferred Shareholders owned in the aggregate approximately 2,155,140 shares of Company Common Stock.

(c) The response in the first paragraph of Item 4 is incorporated herein by reference.

(d) None.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response in the second paragraph of Item 5(b) is incorporated herein by reference. In connection with the Restructuring Agreement, the Company entered into Amended and Restated Common Stock Purchase Warrants with the Note Holders whereby the Company increased the exercise price of such warrants from $.37 per share to $.50 per share and provided piggyback registration rights to the Note Holders in lieu of the more extensive registration rights previously provided under these warrants.

In connection with the Transaction, SIBG entered into a Purchase Agreement (the "Purchase Agreement"), dated as of the Closing Date, with Edward D. Scott, Catherine D. Scott, Robert Schuerholz, Nicholas P. Foris and Vishnampet S. Jayanthimath (collectively, the "Blue II Members"), whereby SIBG purchased all of the outstanding membership interests in Blue II, LLC, a Maryland limited liability company ("Blue II"). Blue II is the entity that owns the Company's 5.5 acre site and building (the "Premises"). Blue II leases the Premises to the Company pursuant to the Lease Agreement and Option to Purchase, dated July 17, 1996, as amended. Pursuant to Section 2.3(b) of the Purchase Agreement, the Company issued warrants to the Blue II Members to purchase 132,000 shares of Company Common Stock with an exercise price of $1.00 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

2(a) Investment Agreement, dated as of August 24, 1999, by and between Snyder International Brewing Group, LLC and Frederick Brewing Co.

2(b) Common Stock Purchase Warrant, dated August 24, 1999, issued by Frederick Brewing Co. to Snyder International Brewing Group, LLC

3(a) Restructuring Agreement, dated as of August 24, 1999, by and among Frederick Brewing Co., Snyder International Brewing Group, LLC, Austost Anstalt Schaan, Balmore Funds S.A., Ron S. Williams, Sr., Ron Williams, Jr., Dean Dowda, Fred Lenz, World Capital Funding, LLC, The Augustine Fund, L.P., Jimmy Dean, Congregation Beth Moredechai and Bertek, Inc.

3(b) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Austost Anstalt Schaan

3(c) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Balmore Funds S.A.

3(d) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Ron Williams, Sr.

3(e) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Ron Williams, Jr.

3(f) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Dean Dowda

3(g) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Fred Lenz

3(h) Amended and Restated Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of World Capital Funding, LLC

3(i) Blue II Purchase Agreement, dated as of August 24, 1999, by and among Snyder International Brewing Group, LLC, Edward D. Scott, Catherine D. Scott, Robert Schuerholz, Nicholas P. Foris and Vishnampet S. Jayanthimath

3(j) Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Edward D. Scott

3(k) Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Catherine D. Scott

3(l) Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Nicholas P. Foris

3(m) Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Robert Schuerholz

3(n) Common Stock Purchase Warrant by Frederick Brewing Co., dated August 24, 1999, in favor of Vishnampet S. Jayanthimath

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999


                                     SNYDER INTERNATIONAL BREWING GROUP, LLC



                                     By: /s/ Christopher J. Livingston
                                         --------------------------------------
                                             Name:   Christopher J. Livingston
                                             Title:  President and Secretary













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